TURNER INVESTMENTS, INC.
1205 WESTLAKES DRIVE, SUITE 100
BERWYN, PA 19312
(484) 329-2300
October 17, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Re:	Turner Investments, Inc. Registration Statement on Form S-1 (File No. 333-146135) Application for Withdrawal of Registration Statement
Ladies and Gentlemen:
Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), Turner Investments, Inc., a Pennsylvania corporation (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-146135) together with all amendments and exhibits thereto (the “Registration Statement”), and the issuance of an order by Securities and Exchange Commission granting such withdrawal.
The Company is requesting such withdrawal because it does not at this time seek to proceed with the offering contemplated by the Registration Statement. The Registration Statement covered the initial public offering of shares of the Company’s Common Stock. The Registration Statement has not been declared effective, and the Company confirms that no securities have been or will be sold pursuant to the Registration Statement.
The Company requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement filed by the Company, in accordance with Rule 457(p) under the Securities Act.
Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available to my attention at 1205 Westlakes Drive, Suite 100, Berwyn, Pennsylvania 19312.
If you have any questions regarding this application, please contact our counsel, James W. McKenzie, Jr. of Morgan, Lewis & Bockius LLP, at (215) 963-5134.
Sincerely,

TURNER INVESTMENTS, INC.

By:	/s/ Thomas R. Trala, Jr.

Name:	Thomas R. Trala, Jr.
Title:	Executive Vice President and
Chief Financial Officer